UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

WCI Communities, Inc.

File No. 333-188866 - CF#29822

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WCI Communities, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from exhibits to a Form S-1 filed on May 24, 2013.

Based on representations by WCI Communities, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.24	through March 3, 2014
Exhibit10.24(b),	through March 3, 2014
Exhibit 10.24(d)	through March 3, 2014
Exhibit 10.24(g)	through March 3, 2014
Exhibit 10.25(a)	through March 4, 2024
Exhibit 10.25(b)	through March 4, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary